Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 02/21/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Long-Term Stock Exchange, Inc
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Greenwich St, STE 11A, New York, NY 10006
3. Provide the applicant's mailing address (if different):

SEC Mail Processing Section
FEB 21 2020
Washington DC
415

4. Provide the applicant's business telephone and facsimile number:
   646-956-5874 (Telephone) N/A (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Gary Goldsholle (Name) Chief Regulatory Officer (Title) 202-580-5752 (Telephone Number)

Securities and Exchange Commission
Trading and Markets
FEB 21 2020
RECEIVED

6. Provide the name and address of counsel for the applicant:
   Scott D. Fisher, Steptoe & Johnson LLP
   1114 Avenue of the Americas
   New York, NY 10036

20005022

7. Provide the date applicant's fiscal year ends: 12/31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/26/17 (b) State/Country of formation: DE / USA

   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 02/20/2020 (MM/DD/YY) Long-Term Stock Exchange, Inc (Name of applicant)

By: [signature] (Signature) Gary Goldsholle, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this 20th day of Feb (Month), 2020 (Year) by Brenda H. Almazan (Notary Public)

My Commission expires 8-14-23 ~~County of~~ State of District of Columbia

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

BRENDA H. ALMAZAN NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires August 14, 2023

Scott D. Fisher
212 378 7507
sfisher@steptoe.com

1114 Avenue of the Americas
New York, NY 10036
212 506 3900 main
www.steptoe.com

Steptoe

Securities and Exchange Commission
Trading and Markets

FEB 21 2020

RECEIVED

February 21, 2020

Via MAIL AND EMAIL

SEC
Mail Processing
Section

FEB 21 2020

Washington DC
415

Ms. Jeanette Marshall
U.S. Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re: Long-Term Stock Exchange, Inc. - Amendment No. 8 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Marshall:

On behalf of Long-Term Stock Exchange, Inc. ("LTSE"), enclosed please find an original and two copies of Amendment No. 8 to LTSE's Form 1 Application.

Please note that this Amendment reflects the updates to the Form 1 Exhibit listed below. We understand that any exhibit or addendum not listed below has not changed since LTSE's initial filing on November 9, 2018, as amended by Amendment No. 1 filed on February 26, 2019, Amendment No. 2 filed on April 3, 2019, Amendment No. 3 filed on September 6, 2019, Amendment No. 4 filed on November 7, 2019, Amendment No. 5 filed on January 6, 2020, Amendment No. 6 filed on January 10, 2020, and Amendment No. 7 filed on February 7, 2020.

Exhibit F – Addendum F-9 LTSE Connectivity Agreement and Forms

Please feel free to contact me at 212-378-7507. Thank you.

Regards,

Scott D. Fisher

Steptoe

Enclosures

Cc: Mr. Howard Steinberg, Long-Term Stock Exchange, Inc.
Mr. Gary Goldsholle, Long-Term Stock Exchange, Inc.

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	June 30, 2022
Estimated average burden hours per response	......30.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**

OFFICIAL USE

OFFICIAL USE ONLY

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the memberparticipant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Addendum F-9

LTSE Connectivity Agreement and Forms

CONNECTIVITY AGREEMENTS AND FORMS

A Long-Term Stock Exchange, Inc. ("LTSE" or the "Exchange") User, as such term is defined in LTSE Rule 1.160, applying to use the connectivity services of the Exchange must complete the relevant connectivity agreements and forms listed below.

The User must execute and deliver all materials listed on the Connectivity Checklist below via email to marketops@longtermstockexchange.com or postal mail to:

Long-Term Stock Exchange, Inc.
Attn: Market Operations
101 Greenwich Street
Suite 1103
New York, NY 10006

CONNECTIVITY CHECKLIST

Connectivity Agreements and Forms
Member Broker-Dealer
☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2–7)
☐ Physical Connectivity Order Form (if connecting via Cross-Connect) or Private Line Ethernet) (pg. 8)
☐ Equities Port Request Form (if Member is not connecting via Service Bureau) (pg. 9)
☐ Service Bureau Authorization (if connecting via Service Bureau) (pg. 10)
Service Bureau
☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2–7)
☐ Physical Connectivity Order Form (if connecting via Cross-Connect) or Private Line Ethernet) (pg. 8)
☐ Equities Port Request Form (pg. 9)
☐ Service Bureau Authorization (co-signed by Member Broker-Dealer) (pg. 10)
Data Recipient
☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2–7)
☐ Physical Connectivity Order Form (if connecting via Cross-Connect) or Private Line Ethernet) (pg. 8)
Clearing Agency (if connecting to Exchange for drop copies)
☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2–7)
☐ Physical Connectivity Order Form (if connecting via Cross-Connect) or Private Line Ethernet) (pg. 8)
☐ Equities Port Request Form (pg. 9)
Extranet Provider
☐ Connectivity Services Agreement (pg. 2–7)
☐ Physical Connectivity Order Form (pg. 8)
☐ Extranet Addendum to the Connectivity Services Agreement (pg. 11–12)
Sponsored Participant
☐ N/A
Data Subscriber
☐ N/A

Note: All agreements and forms sent to the Exchange will be reviewed for completeness. User is required to notify LTSE of any information/documentation submitted as part of this connectivity process that becomes inaccurate or incomplete following submission. All agreements and forms are deemed confidential by LTSE and are handled in a secure environment.

Agreements or forms may, however, be shared with other self-regulatory organizations (e.g., the Financial Industry Regulatory Authority, Inc.) or law enforcement officials, as necessary, to evaluate and process the documents.

If you have questions on completing the Connectivity Checklist, you may direct them to Market Operations at marketops@longtermstockexchange.com or 813-575-2602.

[Remainder of page intentionally left blank.]

CONNECTIVITY SERVICES AGREEMENT

This Long-Term Stock Exchange, Inc. ("LTSE" or the "Exchange") Connectivity Services Agreement (the "Agreement") is a binding agreement between you ("User") and LTSE, a Delaware corporation, with its principal office at 101 Greenwich Street, Suite 1103, New York NY 10006, and shall be effective as of the date executed on the signature page hereof (the "Effective Date"). LTSE and User are each a "Party" to this Agreement, and are collectively referred to as the "Parties" herein.

1. **Services.** This Agreement authorizes User to receive the Services. As used in this Agreement, "Services" shall mean (i) those services described on User's Physical Connectivity Order Form (the "Order Form"), and (ii) any other connectivity services provided by LTSE to User to the extent such services are not addressed by another agreement between LTSE and User. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by LTSE to continue any aspect of the Services in their current form. LTSE may from time to time make additions, deletions, or modifications to the Services. In such events, LTSE shall use commercially reasonable efforts to notify User prior to any such changes becoming effective. User's continued use of the Services following any such addition, deletion, or modification will constitute User's acceptance of the same.

2. **Connectivity and Redistribution.** User is solely responsible for providing and maintaining all necessary electronic communications required to link to the Services, including wiring, computer hardware, software, communication line access, and networking devices (as applicable). This Agreement authorizes User to access LTSE, whether physically or logically, in order to provide Authorized Third Parties (as defined herein) with access to LTSE and/or certain data feeds associated therewith and/or certain other authorized non-Exchange services. In order to receive and/or redistribute LTSE data, User shall also enter into an LTSE Data Agreement (the "Data Agreement"). Nothing herein shall limit User's requirements and obligations arising under the Data Agreement, if applicable. User shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to LTSE. User shall comply with all reasonable security specifications or requirements of LTSE in order to prevent LTSE and LTSE data from being improperly used or accessed, or from being improperly taken. User shall not provide any third party with access to LTSE or LTSE data unless such third party is an Authorized Third Party, pursuant to LTSE's prior written consent. For purposes of this Agreement, an "Authorized Third Party" is a party that LTSE has approved to connect to LTSE via connectivity supplied by User and/or to receive LTSE data or other LTSE authorized services transmitted through User.

   (a) <u>Approval and Termination Notice Requirements</u>. In order for a party to be approved as an Authorized Third Party, User must submit a request to LTSE that includes the name and contact information of the party to whom connectivity will be provided. LTSE will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by LTSE, User may not provide the applicable party with connectivity to LTSE. In the event User desires to terminate the provision of Services to an Authorized Third Party, User must submit written notice to LTSE that identifies the name of the Authorized Third Party and the effective date of such termination. All notifications submitted to LTSE pursuant to this Agreement shall be given in accordance with LTSE's Connectivity Manual available at http://ltse.com/, as may be amended from time to time (the "Connectivity Manual"). If any Authorized Third Party fails to comply with any of the conditions, terms, or provisions of this Agreement, as applicable to such Authorized Third Party, a Data Agreement, or any other agreement between an Authorized Third Party and LTSE, and the Authorized Third Party has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if an Authorized Third Party has made any representation in any such agreement which was or has become untrue, then User shall, within five (5) business days after receipt of notice from LTSE of such failure or untruth, cease providing access to LTSE and/or LTSE data to such Authorized Third Party and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to LTSE.

   (b) <u>List of Authorized Third Parties</u>. User shall maintain, keep current, and provide to LTSE promptly upon request a list of Authorized Third Parties to whom User provides access to LTSE and/or certain data feeds associated therewith. Unless otherwise provided by LTSE, User shall use reasonable efforts to respond to such a request within fifteen (15) days of receipt of the request.

(c) Network Requirements. User must comply with all applicable LTSE network requirements, contained in the Connectivity Manual. LTSE will provide notice of any material amendments to the LTSE network requirements and User shall comply with the amended LTSE network requirements within thirty (30) days of receipt of such notice.

3. **Fees.**

(a) Services Fees. User agrees to make timely payment of all Services fees, as well as any applicable late fees, in accordance with the payment terms set forth in the Order Form or, if none are specified, within thirty (30) days of the invoice date. In the event of User's failure to make payment within such time period, LTSE reserves the right to terminate the subject Service(s) upon notice to User. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Services. User shall pay LTSE a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

(b) Adjustments to Services Fees. LTSE may adjust the fees for the Services upon reasonable notice to User; provided, however, that LTSE may pass through to User, without notice, any third-party charges, fees, taxes, or terms and conditions incurred by LTSE in connection with the provision of Services. If User is receiving a physical connection from LTSE, User may acquire a physical connection for transition purposes at no additional cost, provided that User transitions its connection within three (3) weeks from the date at which the replacement connection is live. If, after three (3) weeks, the legacy connection is not terminated, User will be charged for an additional connection.

4. **Term**. The initial, one (1) month term of this Agreement shall commence upon the Effective Date and shall automatically renew for additional one (1) month terms at the beginning of each subsequent calendar month thereafter, unless terminated by User or LTSE as provided below.

5. **Termination.**

(a) By User. User may terminate this Agreement, or cancel any physical connection provided hereunder, upon thirty (30) days' prior written notice to LTSE.

(b) By LTSE. LTSE may terminate this Agreement, any or all of the Services provided hereunder, or any authorization to allow connectivity to an Authorized Third Party at any time or from time to time upon thirty (30) days' prior written notice to User. Notwithstanding the foregoing, LTSE may suspend or terminate the Services immediately upon notice to User if it determines, in LTSE's sole reasonable discretion, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that LTSE determines are or may be detrimental to LTSE, its investors or Members (as defined in the Exchange Rule 1.160), including without limitation detrimental to the performance and operation of the Services; (iii) User has become insolvent; has made an assignment for the benefit of creditors; is not paying debts as they become due, or admits, in writing, its inability to pay debts when due; has filed, or has filed against it, any petition under any applicable bankruptcy laws or an application for a receiver, trustee, or custodian of User is made by anyone; or becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition, or otherwise poses a credit risk to LTSE, its investors or Exchange Members; (iv) User is retransmitting or republishing any LTSE data feeds, including market data, or providing any connectivity to LTSE without the prior approval of LTSE; (v) User has violated any Exchange Rules; or (vi) if User is a Member of an Exchange, User ceases to be a Member in good standing with the Exchange, or User is otherwise no longer authorized to use the Services; or (vii) any representations or warranties made by User in connection with this Agreement are or become false or misleading.

(c) Consequences of Termination. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease and User shall immediately pay to LTSE any and all amounts owed to LTSE under this Agreement, including without limitation all Services fees owed in respect of the entirety of the then current calendar month (e.g., if the Agreement is terminated on February 15th, Users shall nevertheless be required to pay LTSE the monthly Services fees for the entirety of the month of February). The following Sections will survive the termination or expiration of this Agreement for any reason: Sections 3, 5(c), and 6 through 14. In no event will termination of this Agreement relieve User of any obligations incurred prior to the effective date of termination or through its use of or connection to the Services.

6. **DISCLAIMER OF WARRANTY.** THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO ANY SOFTWARE OR OTHER MATERIALS, OR ANY SERVICES, MADE AVAILABLE TO USER, AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTEE THAT THE SERVICES PROVIDED BY LTSE WILL MEET USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. LTSE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICES AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE SERVICES BY ANOTHER PERSON HAVING ACCESS TO THE SERVICES INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

7. **NO CONSEQUENTIAL DAMAGES.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY LTSE OR A CLAIM ARISING OUT OF LTSE's INDEMNIFICATION OBLIGATIONS (AS DESCRIBED BELOW), UNDER NO CIRCUMSTANCES WILL LTSE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE, OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF THE SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, LTSE MAY BE LIABLE TO USER, IF USER IS AN EXCHANGE MEMBER, TO THE EXTENT SUCH LIABILITY ARISES BASED ON ITS THEN APPLICABLE EXCHANGE RULE CONCERNING LIMITATION OF LIABILITY. EXCEPT FOR FRAUD, WILLFUL MISCONDUCT, OR A CLAIM ARISING OUT OF LTSE's INDEMNIFICATION OBLIGATIONS STATED BELOW, LTSE'S TOTAL LIABILITY IN RESPECT OF ANY AND ALL CLAIMS ARISING FROM OR RELATED TO THIS AGREEMENT, IN CONTRACT, TORT, OR OTHERWISE, WILL BE LIMITED TO THE LESSER OF: (i) ACTUAL DAMAGES INCURRED BY USER AS A DIRECT RESULT OF LTSE'S ACT OR OMISSION, AND (ii) $10,000.

8. **Indemnification by User.** User agrees to indemnify, defend, and hold harmless LTSE, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Agreement, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from LTSE's willful misconduct, fraud, or breach of LTSE's obligations under this Agreement.

9. **Indemnification by LTSE.** LTSE agrees to indemnify, defend, and hold harmless User and its subsidiaries and affiliates, and its and their respective officers, directors, employees, and agents, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third-party claim that LTSE or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret, or other intellectual property right.

10. **Assignment.** User's rights hereunder to use the Services during the term of this Agreement are personal, non-exclusive and non-transferable. User shall not assign, delegate, or otherwise transfer this Agreement, or any of its rights or obligations hereunder, without LTSE's prior approval, which will not be unreasonably withheld. LTSE may assign or transfer this Agreement, or any of its rights or obligations hereunder, to a related or unrelated party, upon notice to User.

11. **Force Majeure.** Neither Party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the Party's control; provided, however, that such Party will not have contributed in any way to such event.

12. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

13. **Amendment.** This Agreement may be amended from time to time by LTSE in its sole discretion, and LTSE shall provide reasonable notice to User prior to any such amended Agreement becoming effective. Use of any Services following any amendment of this Agreement becoming effective shall constitute User's agreement to such amendment.

14. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to LTSE at the address specified above or to User at its last reported principal office address. No waiver under this Agreement will be effective unless executed in writing and signed by the party waiving any of its rights hereunder. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement. This Agreement, together with the Order Form, any addenda or schedules hereto, and any other documents incorporated by reference, constitutes the complete and entire statement of all conditions and representations of the agreement between LTSE and User with respect to its subject matter, and supersedes all prior writings or understandings with respect to such subject matter. In the event of any conflict between the business terms of the main body of this Agreement and any business terms set forth in an Order Form, such terms set forth in the Order Form shall govern.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first set forth above.

Long-Term Stock Exchange, Inc.		**User**	
Signature:	____________________	Signature:	____________________
Printed Name	____________________	Printed Name:	____________________
Title:	____________________	Title:	____________________
Date:	____________________	Date:	____________________

User Information

Firm:

Address:

City: State Zip:

Business Contact	**Technical Contact**
Name	Name:
Address:	Address:
Email:	Email:
Phone:	Phone:

Billing Address		**Billing Contact**
Firm:		Name:
Address:		Address:
City:		Email:
State:	Zip:	Phone:

PHYSICAL CONNECTIVITY ORDER FORM

Contact Information

Firm:

Address:

City: State Zip:

Business Contact	Technical Contact
Name	Name:
Address:	Address:
Email:	Email:
Phone:	Phone:

Billing Address	Billing Contact
Firm:	Name:
Address:	Address:
City:	Email:
State: Zip:	Phone:

Switch Port* Selection

Specify Side and Quantity:

LTSE Primary:
- ☐ A-Side Qty:
- ☐ B-Side Qty:

Disaster Recovery:
- ☐ C-Side Qty:

LTSE Test Facility ("LTF"):
Internet Accessible

Customer Public BGP ASN:

Customer Public IP Range:

Add: Remove:

Authorized Contact Name:

Authorized Signature: Date:

* Note that the 10Gbps is the only physical interface available for new physical connectivity orders into the LTSE Primary and Disaster Recovery data centers.

EQUITIES PORT REQUEST FORM

Order Request

- ▢ Addition ▢ Removal ▢ Change to Existing
- ▢ Service Bureau (Check only if you are a Service Bureau)

Port Details

Connectivity Site: ▢ LTSE : Secaucus (Primary) ▢ Disaster Recovery: Chicago (Secondary)
▢ LTSE test facility

Type of Access: ▢ Cross-Connect ▢ 3rd Party Extranet ____________________

Order Entry Port: ▢ New ▢ Existing SenderCompID ____________
Quantity: __________

Drop Copy Port: ▢ New ▢ Existing SenderCompID ____________
Quantity _______ MPID(s) to Drop ________________

Order Entry Port Configuration:
Clone an existing port? ▢ Yes ▢ No Session ID:______________

Is this port intended for Sponsored Access? ▢ Yes ▢ No
Will this port be used for market making activity? ▢ Yes ▢ No
Max Order Notional Value: (Default = $30,000,000) ________________________________
MPID Permissioned on this Port: ________________________________
Clearing Number Assignment for MPID ________________________________
Anticipated total message volume per day: ________________________________
Anticipated message to trade ratio per day: ________________________________
Anticipated peak message rate (msg/second): ________________________________

Note: Each port is delivered as a primary logical port at the requested LTSE data center.

Removal Request

Order Entry Port ▢ Session ID(s): ________________ Reason for Removal: ____________________
Drop Copy Port ▢ Session ID(s): ________________ Reason for Removal: ____________________

Additional Comments or Request Notes

____

____

____

Order Authorization

MPID(s) / Company Name: ______________________________
Authorized Contact (Please Print): ______________________________

Authorized Signature ______________________ Date: ______________

The exchange provides a best effort attempt to cancel all open orders from a User upon a communication disconnect. A loss of connectivity signal must travel through the LTSE POP before LTSE becomes aware of the loss of connectivity. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or operate without interruption. By signing above, you agree and acknowledge that the Exchange is not liable or responsible in any way for the orders which may fail to be canceled using the automatic cancel feature. Members may call Market Operations at 813-575-2602 to verbally request that all orders be canceled or check the status of open orders.

All services and products requested on this form are governed by the terms in the User Agreement and the Exchange Rules.

If you do not receive a written confirmation from LTSE within 3 business days that your request has been received and processed, please contact Market Operations at 813-575-2602 or marketops@longtermstockexchange.com.

[Remainder of page intentionally left blank]

SERVICE BUREAU AUTHORIZATION

1. This Service Bureau Authorization (the "Authorization") is between Long Term Stock Exchange, Inc., a Delaware corporation with its principal office at 101 Greenwich Street, Suite 1103, New York NY 10006 ("LTSE or the "Exchange"), the member of the Exchange designated below ("Member"), and the authorized service bureau designated below ("Service Bureau"). The Exchange, the Member and Service Bureau are collectively referred to as the "Parties".

2. The Service Bureau acknowledges that it is a party to a Service Bureau Agreement with LTSE.

3. This Authorization authorizes the Service Bureau to enter, cancel and execute orders, as well as to make any modifications thereto, on the Exchange on behalf of the Member. Service Bureau further represents and warrants that it will only route orders to the Exchange on behalf of the Member with which it has executed this Authorization.

4. By executing this Authorization, the undersigned Member agrees that it is responsible for all orders entered on the Exchange by or through the Service Bureau using Member's market participant identifier ("MPID"). Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange by or through the Service Bureau using Member's MPID, regardless of whether such orders were provided to the Exchange in error by Service Bureau.

5. Member understands and agrees that it is its sole responsibility to immediately notify LTSE in the event that it wishes to terminate this Authorization.

6. This Authorization is for the term of one (1) year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon twenty-four (24) hours' prior written notice to the other Party.

7. This Authorization will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Member and Service Bureau submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Authorization.

IN WITNESS WHEREOF the Parties have executed this Service Bureau Authorization effective as of the date set forth below.

Long-Term Stock Exchange, Inc.	**Service Bureau**	**Member**
Signature	Signature	Signature
Print Name	Print Name	Print Name
Title	Title (must be an officer)	Title (must be an officer)
Date	Date	Date
	Service Bureau Contact	MPID of Member
	Email Address of Contact Person	

#90190218v10

EXTRANET ADDENDUM TO THE LTSE CONNECTIVITY SERVICES AGREEMENT

This Addendum (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Long-Term Stock Exchange, Inc. ("LTSE" or the "Exchange") and the user referenced below ("User") (together, the "Parties"). Terms not defined in this Addendum shall have the meanings set forth in the Connectivity Services Agreement executed by and between LTSE and User, as may be amended from time to time (the "Connectivity Services Agreement").

User's execution of this Addendum is optional. By signing this Addendum, User identifies itself as an extranet (an "Extranet") and agrees to adhere to all obligations of an Extranet as set forth in the LTSE Connectivity Document, as may be amended from time to time (the "LTSE Connectivity Document").

Executed versions of this Addendum and any other requested documents can be delivered to LTSE via email to marketops@longtermstockexchange.com or postal mail to:

Long-Term Stock Exchange, Inc.
Attn: Market Operations
101 Greenwich Street
Suite 1103
New York, NY 10006

TERMS OF ADDENDUM

Whereas LTSE provides certain services to User pursuant to the Connectivity Services Agreement, and User desires to continue to use such services as modified below. For good and valuable consideration, User and LTSE agree as follows:

1. **Scope**. This Addendum shall be deemed to supplement the Connectivity Services Agreement. Except as set forth herein, all of the terms and conditions of the Connectivity Services Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum; provided, however, that in the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the Connectivity Services Agreement, the terms and conditions of this Addendum control.

2. **Modification of Connectivity Services Agreement**. User hereby requests that LTSE identify User as an Extranet, and hereby acknowledges and agrees to adhere to all requisite obligations of an Extranet as specified in theLTSE Connectivity Document. Such obligations include, without limitation, having provisioned redundant, high-speed connections to LTSE for use by multiple Members, as such term is defined in LTSE Rule 1.160.

3. **Obligations of Extranet**. By entering into this Addendum, User acknowledges and agrees to the following:

   (a) User has no rights in or to LTSE data, except for the right to transmit the Exchange data to the degree permitted under this Addendum, the Connectivity Services Agreement, and the Data Agreement. User acknowledges and agrees that LTSE has: (i) proprietary rights in the information and data that originates on, derives from, or relates to markets that are regulated, operated, or administered by LTSE, in the information and data that relates to individuals and entities that are regulated by LTSE, and in the information and data that relates to activities that are regulated or operated by LTSE; and (ii) compilation rights or other rights in information and data gathered from other sources. All LTSE data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the Parties, be and remain the sole and exclusive property of LTSE. User shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by LTSE, its licensees, transferees, and assignees, of the proprietary rights of LTSE to LTSE data and LTSE's networks and systems.

   (b) User agrees not to: (i) format, display, access (except to the degree reasonably necessary to maintain the security of User's network and not otherwise in violation of this Addendum or the Connectivity Services Agreement), or alter LTSE data received through and from its connection to LTSE; (ii) affect the integrity of

LTSE data; or (iii) render LTSE data inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. User represents that it will not interfere with or adversely affect any of the component parts or processes of LTSE data, its connection to any of LTSE's systems, or any use thereof by any other Authorized Third Party, as such term is defined in the Connectivity Services Agreement.

IN WITNESS WHEREOF the Parties hereto have caused this Addendum to be executed by their duly authorized officers.

Long-Term Stock Exchange, Inc.		**User**	
Signature:	______________________	Signature:	______________________
Printed Name	______________________	Printed Name:	______________________
Title:	______________________	Title:	______________________
Date:	______________________	Date:	______________________

#90190218v10